Exhibit 6.124

AGREEMENT OF PURCHASE, SALE, AND CO-OWNERSHIP

This Agreement of Purchase, Sale, and Co-Ownership (“Agreement”) dated April 26, 2021, by and between MY RACEHORSE CA LLC, a Nevada series limited liability company, whose principal address is 250 W. First St., Ste. 256, Claremont, California 91711 (hereinafter sometimes referred to as “Investor” or “Co-Owner”) and SPENDTHRIFT FARM, LLC, a Kentucky limited liability company, whose principal address is 884 Iron Works Pike, Lexington, Kentucky 40511 (hereinafter referred to as “Initial Owner” or “Co-Owner”).

W I T N E S S E T H:

WHEREAS, Initial Owner and Investor were the successful purchasers at the 2021 Spring Ocala Breeders’ Sale of Who’sbeeninmybed 19, a thoroughbred dark bay or brown filly, foal of 2019, by Upstart out of Who’sbeeninmybed 19, by The Daddy (the “Horse”), and after the fall of the hammer with Investor agreeing to purchase fifty one percent (51%) ownership interest in the Horse and Initial Owner agreeing to purchase forty nine percent (49%) ownership interest in the Horse;

WHEREAS, Initial Owner and Investor agreed to form a co-ownership in the racing of the Horse upon the terms and conditions set forth herein;

WHEREAS, Initial Owner and Investor notified Ocala Breeders Sales Company after the fall of the hammer that the invoice for the purchase of the Horse should be issued to Investor for fifty one percent (51%) of the Horse and to Initial Owner for forty nine percent (49%) of the Horse, and each party shall be responsible for the payment for their interest in the Horse to Ocala Breeders Sales Company under the terms and conditions of sale for the 2021 Spring Ocala Breeders Two-Year Old’s In Training Sale.

WHEREAS, upon the delivery of title of the undivided Interest in the Horse to the Initial Owner and Investor after the payment by each for their respective interests in the Horse, both Initial Owner and Investor have agreed that they shall enter into a co-ownership of the Horse for purposes of racing only upon the terms and conditions under which the Horse shall be managed as a race horse by Investor; and

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements hereinafter set forth, the parties hereto agree as follows:

This Agreement is entered into as of the Effective Date set forth in Schedule 1 between Initial Owner (whose full legal name is set forth in Schedule 1 and Investor (whose full legal name is set forth in Schedule 1) with reference to the following facts:

A.	Initial Owner and Investor are the sole legal owners of the Horse described in Schedule 1 (“Horse”).

B.	Investor is a Nevada series limited liability company managed by Experiential Squared, Inc., a Delaware corporation registered in California.

C.	Initial Owner and Investor purchased the Horse and their respective ownership interests shall be a tenancy in common amongst each of them only as owners of the Horse. (The co-owner shall be referred to individually as “Co-Owner” and collectively as “Co-Owners”).

D.	It is Investor’s intent to create a “series” under its series limited liability company to hold its interest in the Horse and sell all series membership interests in the Series which holds the Horse as its underlying asset, which purchasers thereof shall not become Co-Owners, but rather indirect beneficial owners of the series (with rights governed under a series agreement associated with such series), to be provided with the experience of racehorse ownership including, but not limited to: stable visits of the Horse, updates regarding the Horse’s health, training and race progress, access to the winner’s circle in the event Horse wins a race, access to owner’s clubs at applicable tracks, and access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track. FOR THE AVOIDANCE OF DOUBT, FRACTIONAL INVESTORS IN THE SERIES ON MYRACEHORSE.COM ARE NOT “CO-OWNERS” UNDER THIS CO-OWNERSHIP AGREEMENT.

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E.	Dilution of Investor’s interest or the sale of an interest in the Horse to any other person or entity by Initial Owner for less than the pro rata purchase price set forth herein constitutes a direct conflict of interest with the interests of Investor.

1.              Formation of Co-Ownership and Termination of Co-Ownership.

a.	The business of the Co-Ownership shall be conducted under the name set forth in Schedule 1 and the Horse shall race under the silks identified in Schedule 1. The use of the term “Co-Ownership” to refer to the aggregate of persons owning the Horse as tenants in common pursuant to this Agreement is solely for convenience, and is not intended, and shall not be deemed to imply that such Co-Ownership constitutes a partnership, association, legal person or jural entity. Each of the Investor and Initial Owner shall become a Co-Owner of the Co-Ownership, each of which hereby waives any right to partition.

b.	Upon termination of the Co-Ownership, the Horse will be listed for sale at public auction (the “Final Sale”); provided however, the Co-Ownership will first attempt to sell the Horse at private treaty in accordance with the provisions of 4(b) below. At the Final Sale, any Co-Owner shall have the right to bid on and purchase the Horse at public auction without having to notify any other Co-Owner of its intent to bid on or buy the Horse. If the Horse is offered for Final Sale privately and the Co-Ownership receives an offer that both the Initial Owner and Investor agree that is acceptable to both the Initial Owner and Investor, then, and in that event, the Horse shall be sold to such person or entity making such offer. If the Initial Owner and Investor cannot agree that any such offer is jointly acceptable, then in that event, if either the Initial Owner or Investor is willing to accept such offer and the other party is not willing to accept such offer, the party not willing to accept such offer shall pay to the party willing to accept such offer such sum and upon such terms and conditions that was set forth in the offer received for the purchase of the Horse, and the selling party shall sell, convey, transfer and assign their interest in the Horse to the purchasing party upon the receipt of the purchase price.

2.              Relationship of the Co-Owners Amongst Themselves and Manager. For purposes of this Agreement, the Manager is that individual or entity so designated in Schedule 1 of this Agreement. The relationship of the Co-Owners amongst themselves shall be that of tenants in common of a Horse, the right to possession of which shall be vested in the Manager, subject only to the right of the Co-Owners to remove the Manager as set forth herein. The relationship of the Co-Owners to the Manager shall be that of principals and agent as limited by the terms and conditions of this Agreement. The agency of the Manager is one coupled with an interest in the subject matter of the agency during any period in which Horse is maintained under the care of the Manager. Notwithstanding the foregoing, the Manager shall be expressly permitted to conduct other business activities and to accept other engagements, including, without limitation, the management of other Horses, the purchase, sale, racing and breeding of other horses, or any one or more of them.

3.              Contributions and Percentage Interest.

a.	The respective ownership interests of the Co-Owners in the Horse will be as set forth on Schedule 1 and the Co-Ownership shall commence.

b.	The costs of notifying breed/discipline registries of the transfer described herein with any applicable registries shall be paid by the Co-Ownership.

c.	The following shall be completed simultaneously, and Closing shall occur when each of the following are complete:

i.	The Purchase Price has been fully paid;

ii.	All contingencies have been waived in writing; and

iii.	The Co-Ownership shall be listed as the owner(s) on the Horse’s registration papers with the applicable breed/discipline registry/registries and all documents necessary to effectuate such ownership change shall be signed and exchanged.

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4.	Purpose and Bonus Payment to Co-Ownership, Division of Racing Income, Retirement from Racing and Sale.

a.	The purpose of the Co-Ownership is to train, race, breed and/or sell the Horse listed on Schedule 1. All racing income, breeding income, marketing, sponsorship or other income, together with the value of the Interest shall accrue to the benefit of the Co-Ownership. Net racing income shall be the amount received by the Co-Ownership from actual race earnings received by the Co-Ownership, other than any Bonus paid by Initial Owner, after any deductions, including, but not limited to jockey fees, trainer commissions, entry fees, starter fees, pony fees, etc.

b.	In the event the Horse wins a Grade 1 race in the United States, then the Initial Owner will pay the Co-Ownership a one-time bonus (“Bonus”) of the sum of Five Hundred Thousand and no/100 U.S. Dollars ($500,000) within thirty (30) days after the win has been declared official, in the event the Horse wins a Grade 2 race in the United States, then the Initial Owner will pay the Co-Ownership a one-time bonus of the sum of Two-Hundred Fifty Thousand and no/100 U.S. Dollars ($250,000) within thirty (30) days after the win has been declared official, in the event the Horse wins a Grade 3 race in the United States, then the Initial Owner will pay the Co-Ownership a one-time bonus of the sum of One-Hundred Thousand and no/100 U.S. Dollars ($100,000) within thirty (30) days after the win has been declared official. Total bonus payments will be capped at Five Hundred Thousand and no/100 U.S. Dollars ($500,000). For the avoidance of doubt, the Co-Owners expressly acknowledge and agree that the Bonus reflects a nonrefundable advance on the expected increase in the Horse’s value as a Broodmare prospect and the Initial Owner shall be entitled to a credit equal to the bonus from the Co-Ownership upon the Final Sale of the Horse. Upon Final Sale of the Horse the first debt to be satisfied before any distributions are made shall be the Investor’s pro rata share of the bonus. Initial Owner and all other Co-Owners and any other interested party shall have the opportunity to offer to purchase the Horse at private treaty upon his retirement by submitting offers to the Manager. If the Initial Owner is not the successful purchaser of the Horse, the Initial Owner shall be entitled to receive from the proceeds of any such sale the Bonus and the debt due Initial Owner for training expenses paid by Initial Owner. Any proceeds in excess of that amount shall then be divided pro-rata among the Co-Owners. If the Initial Owner purchases the Horse at private treaty, then the purchase price shall be paid by the Initial Owner to the Co-Ownership within five (5) days after such election, less the Bonus and less the debt due Initial Owner for training expenses paid by Initial Owner.

c.	In the event that Bonuses are earned and Initial Owner pays the Bonuses, the Horse shall retire from racing after the Breeders’ Cup Races of its three-year-old season, unless the Co-Owners vote by unanimous consent to continue racing into the four-year-old season. For the avoidance of doubt, the Co-Owners expressly acknowledge and agree that the Bonuses reflect a nonrefundable advance on the expected increase in the Horse’s value as a broodmare prospect.

d.	If the Bonus is not earned by the end of the three-year-old season, the Investor will obtain three independent appraisals of the horse’s value as a broodmare prospect. If the median valuation does not exceed the training expense debt owned to original owner, original owner will have the option, at their sole discretion to retire the horse from racing and take sole ownership of the horse to satisfy the debt obligation. If original owner does not exercise the right to retire the horse, Co-ownership, with unanimous consent may elect to continue racing through the horse’s four-year-old season and will retire after the Breeders Cup of the horse’s four-year-old season.

5.              Warranty of Title. Initial Owner warrants that on Closing, Initial Owner shall have clear title to Horse and Horse is free from any liens, claims or encumbrances of any nature whatsoever including without limitation spousal claims under any applicable community property laws. In the event any claims or demands are made against Initial Owner’s or Investor’s title to the Horse, Initial Owner shall indemnify, defend and hold Investor harmless against such claim or demand at its sole cost and expense from any and all claims or expenses, including reasonable attorney’s fees which may arise by reason thereof.

6.              No Litigation. There is no claim, action, suit, proceeding, arbitration, investigation or hearing or notice of hearing pending or, to the best knowledge of the Initial Owner threatened, before any court or governmental or administrative authority or private arbitration tribunal against or relating to or affecting Horse, the Initial Owner or any of the Initial Owner’s assets.

7.              Commissions. Pursuant to California law, Initial Owner shall disclose any and all commissions paid to or received by any individual arising from or relating to this Agreement or the purchase of the Horse.

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8.             Indemnity. Initial Owner shall indemnify, defend and hold Investor harmless for any and all claims, actions or damages arising from or related to any and all acts of Initial Owner prior to the date of transfer of co-ownership to Investor.

9.            Taxes. Initial Owner and Investor shall be liable and shall pay their pro rata share of all sales and use taxes that may be due by reason of the sale and conveyance of the Horse.

10.          Insurance. Initial Owner and Investor shall be responsible for their pro rata share of any insurance.

11.          Ownership Privileges. Investor shall be entitled to full ownership privileges including, without limitation: stable visits of the Horse, updates regarding the Horse’s health, training and race progress, access to the winner’s circle in the event Horse wins a race, access to owner’s clubs and/or owner’s boxes at applicable tracks, and access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track. To the extent such privileges are limited, such limitations shall be set forth in Schedule 1.

12.          Publicity Rights and Marketing Content. Initial Owner agrees that their name, likeness and the name and likeness of the Horse may be used in marketing and commercial materials distributed by Investor. Initial Owner also agrees that Investor may use Initial Owner’s logo in marketing materials subject to the written permission of Initial Owner on a case by case basis, which permission will not be unreasonably withheld. Initial Investor and Manager agree to provide Investor with information that may be used for marketing content including, without limitation the Horse’s pedigree, career details, manager, trainer and jockey biographies, futurity entries, races entered, post position drawn, and work out times.

13.          Non-Circumvention. The parties to this Agreement agree that the names of Investor’s members are part of a confidential customer list and trade secret. Accordingly, Initial Owner and Manager agree not to initiate direct or indirect contact with any of Investor’s members with respect to investment opportunities in the Horse unless approval to do so is granted in writing on a case by case basis. Initial Owner and Manager agree not to undertake any transaction or series of transactions of any kind with Investor’s members or collect fees from Investor’s members without the express prior written consent of Investor, which will not be unreasonably withheld.

14.          Right of First Refusal. If Initial Owner or Investor elects to sell additional fractional interests in the Horse to another third-party, Initial Owner or Investor shall first offer such fractional interest to Investor or Initial Owner on the same terms and conditions as are offered to such third party (the “Offered Terms”). Investor or Initial Owner shall have five days (5) to accept such offer based upon the Offered Terms. If Investor or Initial Owner does not accept said offer within said period, Initial Owner or Investor shall be free to sell such fractional interest to the third-party subject to the Offered Terms. If Initial Owner or Investor does not enter into an agreement with the third-party on the Offered Terms and such transaction does not close within ninety (90) days, Initial Owner’s or Investor’s right to sell a fractional interest in the Horse to a third party shall expire and the procedure set forth in this Section shall be applicable again.

15.          No Dilution. Except as provided in Section 21 of this Agreement, each Co-Owner’s percentage ownership of the Horse shall not be subject to dilution and Investor will maintain the percentage Interest set forth in this Agreement.

16.          Management. Except as otherwise provided in this Agreement, Manager shall have the responsibility for the overall management of the Horse and shall have the authority to decide all matters relating to the management, care, training and racing of the Horse, however, Manager shall communicate regularly to Investor any decisions made in relation to the Horse. The Horse shall be trained as set forth in Schedule 1, who shall only be replaced by majority consent of the Co-Owners.

a.	If a sale date for the Final Sale of the Horse is set forth in Schedule 1 (the “Sale Date”), the Manager will seek to sell the Horse by no later than that Sale Date, however, if exceptional circumstances (including injury) make this impracticable, then the Manager will sell the Horse as soon thereafter as it deems reasonable and practicable to do so. In the event that the Manager deems it to be in the interests of the Co-Ownership to sell the Horse before the Sale Date, then Manager shall consult with the Co-Owners and will only proceed with such early Final Sale of the Horse if the percentage of fractional ownership interests set forth in Schedule 1 vote to do so.

b.	Manager shall employ the degree of care customarily employed by persons who race, maintain and breed horses of the same quality as the Horse.

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c.	In the event that those employed to race, maintain and breed the horse feel that it is the best interest for the health, safety, and or for the racing prospects to geld the horse, the Co-Ownership must issue written unanimous consent prior to any medical procedure being performed.

d.	Manager shall be entitled to the compensation set forth in Schedule 1.

e.	Manager may be removed as set forth in Schedule 1.

17.          Principal Office. The principal office and place of business of the Co-Ownership is set forth in Schedule 1.

18.          Public Liability Insurance. Responsibility of each Co-Ownership member.

19.          Other Insurance.

In the event that an insurance claim is made under an applicable insurance policy, all insurance proceeds received under such policies applicable to the Horse shall be allocated first to payment of outstanding debt due to the Initial Owner associated with the Investor’s pro rata share of ongoing horse expenses paid for by the Initial Owner since the purchase of the horse, then towards the Co-Ownership.

a.	It is the responsibility of each Co-Owner of the Co-Ownership to maintain their own insurance.

20.          Subsequent Capital Contributions. All expenses incurred in connection with the Horse shall be billed on a monthly basis and shall appear on an itemized invoice.

a.	Training Expenses will be paid 100% by the Initial Owner. The training expense debt will be satisfied by the Investor from the proceeds of the Final Sale only. Final Sale proceeds will be calculated as gross sale proceeds minus commissions and expenses.

b.	Upon Final Sale of the Horse, the maximum amount of debt that can be repaid is the net proceeds from the Final Sale.

c.	Training Expenses including, but not limited to the costs of board, feed, training, medications and supplements, veterinary costs, and farrier costs, will be paid directly by the Initial Owner. The Investor’s pro-rata share of these expenses will represent a debt payable to the Initial Investor at the time of the Final Sale of the Horse. Any balance of debt shall be forgiven without recourse.

d.	Racing Expenses entry fees, nomination fees, starting fees, pony fees, racetrack fees applicable to any race in which the Horse runs, jockey and trainer commissions, and related expenses will be paid for via race earnings received and prior to the distribution of earnings as net race proceeds to each Co-owner on a pro-rata basis.

e.	Such expenses shall be billed at cost except as provided in Schedule 1.

f.	Expense invoices shall be paid within thirty (30) days of receipt.

g.	Capital contributions made pursuant to this Section (“Additional Capital Contributions”) shall be made pro rata in accordance with each Co-Owner’s respective Interest as set forth in Schedule 1 unless a Co-Owner fails to make a required Additional Capital Contribution.

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h.	The Co-Owners shall make Additional Capital Contributions at such times and in such amounts as may be called for by the Manager in Manager’s reasonable discretion. The Co-Ownership’s books and records will reflect the initial and any Additional Capital Contributions made by the Co-Owners.

i.	In connection with the contribution of property other than cash, the Co-Ownership and a contributing Co-Owner will agree upon the fair market value of contributed property and the capital account balance to be credited to a Co-Owner in exchange for such property.

j.	If any Co-Owner (the “Defaulting Co-Owner”) shall fail to pay all or any part of its share of a required additional Capital Contribution when due (the “Defaulting Co-Owner's Share”), the other Co-Owners who have contributed their share of the Additional Capital Contribution (the “Contributing Co-Owners”) shall have the right for a period of 30 days following the date when the Defaulting Co-Owner's Share was due, to contribute an additional amount equal to the Defaulting Co-Owner's Share. If all Contributing Co-Owners desire to contribute toward such amount, then they shall contribute in proportion to their respective fractional interest or in such other proportions as they may agree. If less than all the Contributing Co-Owners desire to contribute toward such amount, then they may do so in proportion to their respective fractional interests or in such other proportions as they may agree. The Contributing Co-Owners shall communicate promptly with each other for purposes of determining what portion, if any, of the Defaulting Co-Owner's Share they wish to contribute. At the end of the 30-day period referred to above or such earlier date upon which the Contributing Co-Owners shall have contributed the Defaulting Co-Owner's Share, the fractional interests of each Co-Owner shall be adjusted to be the percentage determined by dividing the Defaulting Co-Owner’s initial Capital Contribution plus all prior Additional Capital Contributions made by the Defaulting Co-Owner, including any portion of the Defaulting Co-Owner's Share contributed by the Defaulting Co-Owner, by the aggregate initial Capital Contributions of all Co-Owners plus the aggregate Additional Capital Contributions made by all Co-Owners, including any portion of the Defaulting Co-Owner's Share contributed by them. Such adjustment of Participating Percentages shall be the sole remedy of the Co-Owners and the Co-Ownership in the event that a Co-Owner fails to contribute their share of an Additional Capital Contributions. The adjustment shall be made regardless of whether, and regardless of the extent to which, any Contributing Co-Owner makes an additional contribution toward the Defaulting Co-Owner's Share.

k.	Co-Owner Loans. The Co-Ownership may, at the discretion of the Manager, borrow funds needed for the Co-Ownership's operations from one or more Co-Owners or from third party lenders. Any loans by Co-Owners or Managers to the Co-Ownership shall be made on commercially reasonable terms.

l.	Interest on Debt. Training expense debt will be paid back at a rate of 4% per annum.

21.          Books and Records. Books and records are to be maintained relating to the operation of the Co-Ownership on a cash basis in accordance with generally accepted accounting principles, and such books and records shall be available to all parties for purposes of inspection and copying during normal working hours.

22.          Distributions. Distributions shall be made annually in the amounts or percentages set forth in Schedule 1.

23.          Co-Owners. No Co-Owner shall have the power or authority to bind the Co-Ownership unless the Co-Owner has been authorized in writing by the Manager to act as an agent of the Co-Ownership. Meetings of Co-Owners shall be held annually, and special meetings may be held as set forth in Schedule 1.

24.          Restrictions on Transfer. No Co-Owner shall sell, assign, pledge, hypothecate, bequeath, give away or transfer by operation of law or otherwise all or any part of such Co-Owner’s interest (collectively “Transfer”) except as set forth in Schedule 1. Notwithstanding the foregoing, this provision shall not be construed to prohibit Investor from selling membership interests in a series of Investor or such series members transferring their interests in the series as provided in Investor’s applicable series agreement.

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25.          Short Form Bill of Sale. Upon Closing the parties shall execute a notarized Short Form Bill of Sale similar in the form to that set forth in Exhibit A to this Agreement, unless not otherwise required.

26.          Authority. The parties executing this agreement warrant and represent they have full right, power and authority to enter into this agreement.

27.          Notice. All notices, requests, consents and other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sent personally, by national overnight courier service or certified mail, return receipt requested, with postage prepaid, to the addresses set forth in Schedule 1 to this Agreement, or such other address or addresses as a party shall have designated by notice to the other parties in writing. Notice will be effective on the date of actual, verifiable delivery of the Notice by one of the methods set forth above. Notices shall be sent to the addresses set forth in Schedule 1 or such other address which is provided in the future in writing.

28.          Counterparts. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not a signatory to the original or the same counterpart.

29.          Survival of Rights. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the parties hereto and their respective shareholders, officers, directors, heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

30.          Severability. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

31.          Construction. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto.

32.          Section Headings. The captions of the Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

33.          Governing Law. This Agreement shall be construed according to the laws of the State of California.

34.          Additional Documents. Each party, upon the request of another party, agrees to perform all further acts and execute, acknowledge and deliver all documents which may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement, including but not limited to acknowledging before a notary public any signature heretofore or hereafter made by a party.

35.          Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

36.          Time of the Essence. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement.

37.          Further Actions. Each of the parties hereto agree to execute, acknowledge and deliver such additional documents, and take such further actions, as may reasonably be required from time to time to carry out each of the provisions, and the intent, of this Agreement, and every agreement or document relating hereto, or entered into in connection herewith.

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38.          Third Party Beneficiaries. There are no third-party beneficiaries of this Agreement. Specifically, members of the series of Investor are not Parties to or third-party beneficiaries of this Agreement.

39.          Entire Agreement. This Agreement and the exhibits hereto constitute the entire agreement of the parties with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to the subject matter hereof.

40.          Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

41.          Attorneys' Fees. In the event of any litigation, arbitration or other dispute related to or arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute. The attorneys' fees which the prevailing party is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full. In addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit or arbitration procedure on this Agreement shall be entitled to its reasonable attorneys' fees incurred in any post judgment proceedings to collect or enforce the judgment. This attorneys' fees provision is separate and several and shall survive the merger of this Agreement into any judgment.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

INITIAL OWNER:

SPENDTHRIFT FARM, LLC

By:

Its:

INVESTOR:

MY RACEHORSE CA LLC

By: Experiential Squared, Inc., its Manager

/s/ Michael Behrens

By: Michael Behrens

Its: CEO

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Schedule 1

Effective Date: 4/22/21

Initial Owner(s): Spendthrift Farm, LLC

Investor: My Racehorse CA, LLC

Horse Description:

Registered name: Not officially named (Upstart-Who’sbeeninmybed 19)

Barn name (nickname, if any):

Sex: Filly

Color: Dark Bay or Brown

Markings: chestnuts inside right and back legs

Breed: Thoroughbred

Breed registry: The Jockey Club

Registration number:

Tattoo or brand:

Horse’s foaling date: May 16, 2019

Is the horse microchipped?           Microchip#:           Does the horse have a passport?          Passport #:

Co-Ownership Name (Section 1): MyRacehorse and Spendthrift Farm, LLC

Racing Silks: Alternating

Manager: MyRacehorse CA, LLC

Initial Trainer: Richard Mandella

Purchase Price: $450,000 (Public Auction 2021 Spring OBS Sale of 2-year-olds in training)

Activities Authorized: (M) = Manager (CO) = Co-Ownership Vote

Training (Selecting the trainer) M

Racing M

Racing in Claiming Races (must be specifically authorized) CO unanimous

Selling the Horse CO

Rehabilitation M- less than 5k

Breeding the Horse: CO

Gelding the Horse (if it’s a colt): Permitted

Marketing and acquiring sponsorships CO

❑	Other (specify):

Closing Date: Same as effective date

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Horse Ownership Interests after Closing:

Name	Address	Percentage Interest
My Racehorse CA LLC	250 West First Street Suite 256 Claremont CA 91711	51%
Spendthrift Farm, LLC	884 Iron Works Pike Lexington, KY 40511	49%

Number of days within which Veterinary Inspection will be complete: N/A

Limitations on Ownership Privileges: Limit 6 Paddock Passes per race.

Sale Date: In the event that the Initial Owner pays the Bonus, the Horse shall retire from racing after the Breeders’ Cup Races of its three-year old season, unless by vote of unanimous consent of the Co-Owners to continue racing into the four year old season. If the bonus is not earned, the sale date will occur as outlined in 1b of the co-ownership agreement.

Manager’s Compensation: None

Removal of Manager (Section 17(d)): Majority vote of co-ownership at any time.

Distributions shall be made as follows: Manager will initiate distributions based on preferred method of each Co- Owner.

Special meetings of Co-Owners: As needed.

Restrictions on Transfers and Methods of Transfer: Approval by majority vote of the co ownership which won’t be unreasonably withheld.

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EXHIBIT A

SHORT FORM BILL OF SALE

FOR VALUABLE CONSIDERATION paid by Initial Owner and Investor to the Ocala Breeders Sales Company.

Interest:	Spendthrift Farm, LLC 49%

My Racehorse CA LLC 51%

The Horse described as follows:

Registered name: Not officially named (Upstart-Who’sbeeninmybed 19)

Barn name (nickname, if any):

Sex: Filly

Color: Dark Bay or Brown

Markings:

Breed: Thoroughbred

Breed registry: The Jockey Club

Registration number:

This sale is made pursuant to the terms and conditions of that agreement dated as of the 26th day of April, 2021, between Buyer and Seller.

SPENDTHRIFT FARM, LLC

________________________________

(Initial Owner)

MY RACEHORSE CA LLC

________________________________

(Investor)

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